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OCWEN

MANAGEMENT ASSERTION ON COMPLIANCE WITH USAP

July 14, 1999

As of and for the year ended December 31, 1998, with respect to certain mortgage loan pools for which the trustee is Norwest Bank Minnesota, National
Association, except as specifically noted below, Ocwen Federal Bank FSB (the "Bank") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's (MBA's) Uniform Single Attestation Program for Mortgage Bankers ("USAP").

* Standard: Custodial bank accounts and related bank clearing account reconciliations shall be prepared within 45 calendar days after the cuttoff date and documented reconciling items shall be resolved within 90 calendar days of their original identification.

The Bank's 1998 custodial account reconciliations were not prepared within 45 days after the cutoff date. However, these reconciliations and all subsequent reconciliations have subsequently been prepared through April 30, 1999.

In  addition,  certain  reconciling  items  which  arose  during  the year ended
December 31, 1998 were not specifically identified and/or were not cleared within 90 days of identification. Management has developed an action plan and has continued to follow the action plan to resolve all outstanding reconciling items. All significant reconciling items have been isolated and reviewed by the Company, and the Company believes these items will not have a material impact on the status of any custodial accounts.

*Standard: Each custodial account shall be maintained at a federally insured depository institution in trust for the applicable investor.

During 1998, certain investor custodial accounts did not indicate that they were "in trust for" accounts in the account title. However, as of the date of this assertion, the accounts were changed to include "in trust for" in the account titles.

*Standard: Mortgage payments shall be deposited into the custodial bank accounts and related bank clearing accounts within two business days of receipt.

Mortgage payments were credited to the investors in the Bank's internal servicing records within two business days of receipt. However, certain mortgage payments were not deposited into investors' custodial bank accounts within two business days of receipt.

*Standard: Escrow funds held in trust for a mortgagor shall be returned to the mortgagor within thirty (30) calendar days of payoff of the mortgage loan.

During 1998, escrow funds held in trust for certain mortgagors were not returned to the mortgagor within thirty days of the payoff of their mortgage loan. However, these escrow funds were returned within the required number of days as required by the Real Estate Settlement Procedures Act.

As of and for this same period, the Bank had in effect a fidelity bond in the amount of $15,000,000 and an errors and omissions policy in the amount of $10,000,000.

Christine A. Reich
President

Scott W. Anderson
Vice President of Residential Assets

Scott A. Johnson
Supervisor of Investor Reporting